Exhibit 99.1

SPROTT ANNOUNCES YEAR ENDED 2021 RESULTS

TORONTO, ON - February 25, 2022 - Sprott Inc. (NYSE/TSX: SII) (“Sprott” or the “Company”) today announced its financial results for the year ended December 31, 2021.

Management commentary

"Each of Sprott’s business units performed well in 2021 and our Assets Under Management (“AUM”) finished the year at $20.4 billion, up $3.1 billion (18%) from December 31, 2020. This led to Sprott generating full year net income of $33.2 million ($1.33 per share), up 23%, or $6.2 million ($0.23 per share) from the year ended December 31, 2020. Additionally, adjusted base EBITDA1 for the year reached a record high of $64.1 million ($2.58 per share), up 45%, or $19.9 million ($0.78 per share) from the year ended December 31, 2020. The key driver of our success in 2021 was our Exchange Listed Products segment, which generated $3.1 billion in net sales on the year. We also received solid contributions from our Brokerage and Lending segments," said Peter Grosskopf, CEO of Sprott.

"During the third quarter of 2021, we launched the Sprott Physical Uranium Trust, which established Sprott as the global leader in physical uranium investments. This strategic move into an adjacent mineral asset category was a natural complement to our core expertise in precious metals. During the fourth quarter, we further expanded our uranium business through an agreement to acquire the exclusive licensing rights to the index tracked by the North Shore Global Uranium Miners ETF ("URNM"), the second largest global uranium equity ETF. There is growing investor demand for low-carbon and energy transition investments and we are actively working on new strategies in this rapidly expanding category.

"We were pleased to have generated our solid 2021 results despite the lackluster performance of gold and silver throughout the year. However, early in 2022, the picture for precious metals has already improved considerably. Sprott is well positioned to thrive in the current environment and we look forward to continuing to create value for our shareholders and clients."

Financial highlights1

Key Assets under Management ("AUM") highlights

•	AUM was $20.4 billion as at December 31, 2021, up $1.4 billion (8%) from September 30, 2021 and up $3.1 billion (18%) from December 31, 2020. On a three and twelve months ended basis, we benefited from strong inflows to our physical trusts and lending strategies. We also benefited from the UPC acquisition adding $630 million to our physical trusts in the third quarter. These increases more than offset market value depreciation across most of our fund products during the year.

Key revenue highlights

•	Management fees were $27.8 million in the quarter, up $5.8 million (26%) from the quarter ended December 31, 2020 and $103.9 million on a full year basis, up $31 million (43%) from the year ended December 31, 2020. Carried interest and performance fees were $4.3 million in the quarter, down $5.8 million (57%) from the quarter ended December 31, 2020 and $12.2 million on a full year basis, up $2.2 million (21%) from the year ended December 31, 2020. Net fees were $26.5 million in the quarter, up $1.2 million (5%) from the quarter ended December 31, 2020 and $99.5 million on a full year basis, up $26.4 million (36%) from the year ended December 31, 2020. Our revenue performance was primarily due to strong net inflows in our exchange listed products segment (primarily our silver bullion trust) and higher average AUM resulting from the UPC acquisition and subsequent inflows into this newly acquired fund. We also benefited from inflows in our lending and brokerage segments. Additionally, we experienced carried interest crystallization in our lending segment.

•	Commission revenues were $14.2 million in the quarter, up $7.4 million from the quarter ended December 31, 2020 and $45.3 million on a full year basis, up $17.8 million (65%) from the year ended December 31, 2020. Net commissions were $7 million in the quarter, up $2.4 million (53%) from the quarter ended December 31, 2020 and $24 million on a full year basis, up $5.7 million (31%) from the year ended December 31, 2020. Net commissions were strong in the quarter and on a full year basis due to a combination of commissions earned on strong mining equity origination in our brokerage segment during the first half of the year and commissions earned on the purchase of uranium in our exchange listed products segment during the second half of the year.

•	Finance income was $0.8 million in the quarter, down $0.8 million (52%) from the quarter ended December 31, 2020 and $3.5 million on a full year basis, down $0.4 million (11%) from the year ended December 31, 2020. Our quarterly and full year results are primarily driven by income generation in co-investment positions we hold in LPs managed in our lending segment.

Key expense highlights

•	Net fees, net commissions, adjusted base EBITDA and operating margins are key drivers of the Company’s net compensation expense and related net compensation expense ratio (net compensation divided by net fees and net commissions). Net compensation expense was $12.4 million in the quarter, up $0.6 million (5%) from the quarter ended December 31, 2020. This compares to net fees and commissions growth of 12% and adjusted base EBITDA growth of 20% over the same time period. Net compensation expense was $47.9 million on a full year basis, up $7.9 million (20%) from the year ended December 31, 2020. This compares to net fees and commissions growth of 35% and adjusted base EBITDA growth of 45% over the same time period. Our net compensation expense ratio on a full year basis was 39% compared to 44% for the year ended December 31, 2020.

•	SG&A was $4.2 million in the quarter, up $1.9 million (80%) from the quarter ended December 31, 2020 and $14.7 million on a full year basis, up $3.6 million (32%) from the year ended December 31, 2020. The increase was mainly due to higher marketing, regulatory and technology costs.

1 See “non-IFRS financial measures” section on this press release and schedule 2 and 3 of "Supplemental financial information"

Earnings summary

•	Net income was $10.2 million ($0.41 per share) in the quarter, up 51%, or $3.5 million ($0.14 per share) from the quarter ended December 31, 2020 and $33.2 million ($1.33 per share) on a full year basis, up 23%, or $6.2 million ($0.23 per share) from the year ended December 31, 2020.

Adjusted base EBITDA was $17.7 million ($0.71 per share) in the quarter, up 20%, or $3 million ($0.11 per share) from the quarter ended December 31, 2020 and a record $64.1 million ($2.58 per share) on a full year basis, up 45%, or $19.9 million ($0.78 per share) from the year ended December 31, 2020.

On a quarterly and full year basis, we benefited from strong inflows into our physical trusts (primarily silver bullion), the UPC acquisition, subsequent additional inflows into this newly acquired fund and our lending products. Finally, we saw very robust mining equity origination activity in the first half of the year, coupled with strong ongoing AUM development in our brokerage segment.

Subsequent events

•	On February 24, 2022, the Sprott Board of Directors announced a quarterly dividend of $0.25 per share.

Supplemental financial information

Please refer to the December 31, 2021 annual financial statements of the Company and the related management discussion and analysis filed earlier this morning for further details into the company's financial position as at December 31, 2021 and the company's financial performance for the three and twelve months ended December 31, 2021.

Schedule 1 - AUM continuity

3 months results

(In millions $)	AUM Sep. 30, 2021	Net inflows (1)	Market value changes	Other (2)	AUM Dec. 31, 2021	Blended management fee rate (3)
Exchange listed products
- Physical trusts
- Physical Gold Trust	4,778	39	191	—	5,008	0.35%
- Physical Gold and Silver Trust	3,921	4	169	—	4,094	0.40%
- Physical Silver Trust	3,378	59	163	—	3,600	0.45%
- Physical Uranium Trust	1,303	539	(73)	—	1,769	0.30%
- Physical Platinum & Palladium Trust	128	5	(1)	—	132	0.50%
- Exchange Traded Funds	317	6	33	—	356	0.35%
	13,825	652	482	—	14,959	0.38%

Managed equities
- Precious metals strategies	2,017	(56)	180	—	2,141	0.80%
- Other (4)	350	—	12	—	362	0.93%
	2,367	(56)	192	—	2,503	0.82%

Lending	1,383	64	3	(24)	1,426	0.79%

Other (5)	1,441	125	(11)	—	1,555	0.95%

Total (6)	19,016	785	666	(24)	20,443	0.51%

12 months results

(In millions $)	AUM Dec. 31, 2020	Net inflows (1)	Market value changes	Other (2)	AUM Dec. 31, 2021	Blended management fee rate (3)
Exchange listed products
- Physical trusts
- Physical Gold Trust	4,893	315	(200)	—	5,008	0.35%
- Physical Gold and Silver Trust	4,423	(17)	(312)	—	4,094	0.40%
- Physical Silver Trust	2,408	1,756	(564)	—	3,600	0.45%
- Physical Uranium Trust	—	998	141	630	1,769	0.30%
- Physical Platinum & Palladium Trust	127	37	(32)	—	132	0.50%
- Exchange Traded Funds	382	24	(50)	—	356	0.35%
	12,233	3,113	(1,017)	630	14,959	0.38%

Managed equities
- Precious metals strategies	2,479	(52)	(286)	—	2,141	0.80%
- Other (4)	352	(1)	11	—	362	0.93%
	2,831	(53)	(275)	—	2,503	0.82%

Lending	999	583	(12)	(144)	1,426	0.79%

Other (5)	1,327	381	(153)	—	1,555	0.95%

Total (6)	17,390	4,024	(1,457)	486	20,443	0.51%

(1)	See 'Net inflows' in the key performance indicators and non-IFRS and other financial measures section of the MD&A.
(2)	Includes new AUM from fund acquisitions and lost AUM from fund divestitures and capital distributions of our lending LPs.
(3)	Management fee rate represents the weighted average fees for all funds in the category.
(4)	Includes institutional managed accounts.
(5)	Includes Sprott Korea Corp. and high net worth discretionary managed accounts in the U.S.
(6)	No performance fees are earned on exchange listed products. Performance fees are earned on all precious metals strategies (other than bullion funds) based on returns above relevant benchmarks. Other managed equities strategies primarily earn performance fees on flow-through products. Lending funds earn carried interest calculated as a pre-determined net profit over a preferred return.

Schedule 2 - Summary financial information

(In thousands $)	Q4 2021	Q3 2021	Q2 2021	Q1 2021	Q4 2020	Q3 2020	Q2 2020	Q1 2020
Summary income statements
Management fees	27,783	28,612	25,062	22,452	22,032	19,934	15,825	15,125
Carried interest and performance fees	4,298	—	—	7,937	10,075	—	—	—
less: Carried interest and performance fee payouts	2,516	—	126	4,580	5,529	—	—	—
less: Trailer, sub-advisor and other fees (1)	1,662	637	552	1,194	583	527	516	414
less: Direct payouts (1)	1,367	1,892	1,198	890	695	476	490	634
Net fees	26,536	26,083	23,186	23,725	25,300	18,931	14,819	14,077
Commissions	14,153	11,273	7,377	12,463	6,761	9,386	6,133	5,179
less: Commission expense - internal (1)	4,128	3,089	3,036	5,289	2,093	3,313	1,887	1,236
less: Commission expense - external (1)	3,016	2,382	49	253	98	344	161	—
Net commissions	7,009	5,802	4,292	6,921	4,570	5,729	4,085	3,943
Finance income	788	567	932	1,248	1,629	757	656	914
Gain (loss) on investments	(43)	310	2,502	(4,652)	(3,089)	4,408	8,142	(4,352)
Other income	313	529	438	303	949	914	285	113
Total net revenues	34,603	33,291	31,350	27,545	29,359	30,739	27,987	14,695

Compensation	20,632	18,001	15,452	22,636	20,193	16,280	10,991	10,125
less: Carried interest and performance fee payouts	2,516	—	126	4,580	5,529	—	—	—
less: Commission expense and direct payouts	5,495	4,981	4,234	6,179	2,788	3,789	2,377	1,870
less: Severance and new hire accruals	187	207	293	44	65	210	358	667
Net compensation	12,434	12,813	10,799	11,833	11,811	12,281	8,256	7,588
Severance and new hire accruals	187	207	293	44	65	210	358	667
Selling, general and administrative (1)	4,172	3,682	3,492	3,351	2,320	2,465	2,944	3,370
Interest expense	239	312	260	350	331	320	350	236
Depreciation and amortization	1,136	1,134	1,165	1,117	1,023	992	1,049	988
Other expenses (credits)	2,910	3,875	876	4,918	4,528	4,154	2,893	(1,081)
Total expenses	21,078	22,023	16,885	21,613	20,078	20,422	15,850	11,768

Net income	10,171	8,718	11,075	3,221	6,720	8,704	10,492	1,062
Net Income per share	0.41	0.35	0.44	0.13	0.27	0.36	0.43	0.04
Adjusted base EBITDA	17,705	16,713	15,050	14,605	14,751	12,024	9,204	8,187
Adjusted base EBITDA per share	0.71	0.67	0.60	0.59	0.60	0.49	0.38	0.33
Operating margin	55%	52%	52%	51%	51%	47%	49%	43%

Summary balance sheet
Total assets	365,873	375,819	361,121	356,986	377,348	358,300	338,931	318,318
Total liabilities	74,654	84,231	64,081	67,015	86,365	81,069	70,818	65,945

Total AUM	20,443,088	19,016,313	18,550,106	17,073,078	17,390,389	16,259,184	13,893,039	10,734,831
Average AUM	20,229,119	19,090,702	18,343,846	17,188,205	16,719,815	16,705,046	13,216,415	11,007,781

(1)	Certain comparative figures have been reclassified to conform with current year presentation.

Schedule 3 - EBITDA reconciliation

	3 months ended		12 months ended
(in thousands $)	Dec. 31, 2021	Dec. 31, 2020	Dec. 31, 2021	Dec. 31, 2020
Net income for the periods	10,171	6,720	33,185	26,978
Adjustments:
Interest expense	239	331	1,161	1,237
Provision for income taxes	3,354	2,561	12,005	7,684
Depreciation and amortization	1,136	1,023	4,552	4,052
EBITDA	14,900	10,635	50,903	39,951

Other adjustments:
(Gain) loss on investments (1)	43	3,089	1,883	(5,109)
Non-cash stock-based compensation	450	1,307	1,698	2,835
Other expenses (credits) (2)	3,304	4,266	13,217	11,035
Adjusted EBITDA	18,697	19,297	67,701	48,712

Other adjustments:
Carried interest and performance fees	(4,298)	(10,075)	(12,235)	(10,075)
Carried interest and performance fee payouts	2,516	5,529	7,222	5,529
Trailer, sub-advisor and other fees	790	—	1,385	—
Adjusted base EBITDA	17,705	14,751	64,073	44,166
Operating margin (3)	55%	51%	53%	49%
(1)	This adjustment removes the income effects of certain gains or losses on short-term investments, co-investments, and digital gold strategies to ensure the reporting objectives of our EBITDA metric as described below are met.
(2)	In addition to the items outlined in Note 5 of the annual financial statements, this reconciliation line also includes $0.2 million severance and new hire accruals for the 3 months ended December 31, 2021 (3 months ended December 31, 2020 - $0.1 million) and $0.7 million for the 12 months ended (12 months ended December 31, 2020 - $1.3 million). This reconciliation line excludes income (expense) attributable to non-controlling interests of ($0.2 million) for the 3 months ended (3 months ended December 31, 2020 - $0.3 million) and $0.1 million for the 12 months ended December 31, 2021 (12 months ended December 31, 2020 - $0.8 million).

(3)	Calculated as adjusted base EBITDA inclusive of depreciation and amortization. This figure is then divided by revenues before gains (losses) on investments, net of direct costs as applicable.

Normal Course Issuer Bid

Sprott is pleased to announce that the Toronto Stock Exchange (“TSX”) has approved the notice of its intention to make a normal course issuer bid ("NCIB"). Pursuant to the terms of the NCIB, Sprott may purchase its own common shares for cancellation through the facilities of the TSX, alternative Canadian trading systems and/or the New York Stock Exchange, in each case in accordance with the applicable requirements, and as otherwise permitted under applicable securities laws. The maximum number of common shares which may be purchased by Sprott during the NCIB will not exceed 646,743 common shares being approximately 2.5% of 25,869,734 (representing the number of issued and outstanding common shares as of February 17, 2022). The average daily trading volume (the “ADTV”) of the common shares on the TSX for the six-month period ended January 31, 2022 was 50,800. Under the rules of the TSX, Sprott is entitled to repurchase during the same trading day on the TSX up to 25% of the ADTV of the common shares, being 12,700 common shares, except where such purchases are made in accordance with the "block purchase" exemption under applicable TSX policy. Sprott will effect purchases at varying times commencing on March 3, 2022 and ending on March 2, 2023.

In addition to providing shareholders liquidity, Sprott believes that the common shares have been trading in a price range which does not adequately reflect the value of such shares in relation to Sprott’s business and its future prospects.

Under its prior NCIB that commenced on March 3, 2021 and will terminate March 2, 2022, Sprott previously sought and received approval from the TSX to repurchase up to 642,576 common shares. Sprott did not purchase any common shares pursuant to its previously authorized NCIB.

Conference Call and Webcast

A conference call and webcast will be held today, February 25, 2022 at 10:00 am ET to discuss the Company's financial results. To participate in the call, please dial (855) 458-4215 ten minutes prior to the scheduled start of the call and provide conference ID 6792729. A taped replay of the conference call will be available until Friday, March 4, 2022 by calling (855) 859-2056, reference number 6792729 . The conference call will be webcast live at www.sprott.com and https://edge.media-server.com/mmc/p/afmh2cwu

Non-IFRS Financial Measures

This press release includes financial terms (including AUM, net revenues, net commissions, net fees, expenses, adjusted base EBITDA, net compensation) that the Company utilizes to assess the financial performance of its business that are not measures recognized under International Financial Reporting Standards (“IFRS”). These non-IFRS measures should not be considered alternatives to performance measures determined in accordance with IFRS and may not be comparable to similar measures presented by other issuers. Non-IFRS financial measures do not have a standardized meaning prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other issuers. Our key performance indicators and non-IFRS and other financial measures are discussed below. For quantitative reconciliations of non-IFRS financial measures to their most directly comparable IFRS financial measures please see schedule 2 and schedule 3 of the "Supplemental financial information" section of this press release.

Net fees

Management fees (net of trailer, sub-advisor, other fees and direct payouts) and carried interest and performance fees (net of carried interest and performance fee payouts) are key revenue indicators as they represent the net revenue contribution after directly associated costs that we generate from our AUM.

Net commissions

Commissions, net of commission expenses (internal and external), arise primarily from transaction-based service offerings of our brokerage segment and purchases and sales of uranium in our exchange listed products segment.

Net compensation

Net compensation excludes commission expenses paid to employees, other direct payouts to employees, carried interest and performance fee payouts to employees, which are all presented net of their related revenues in this MD&A, and severance and new hire accruals which are non-recurring.

EBITDA, adjusted EBITDA, adjusted base EBITDA

EBITDA in its most basic form is defined as earnings before interest expense, income taxes, depreciation and amortization. EBITDA is a measure commonly used in the investment industry by management, investors and investment analysts in understanding and comparing results by factoring out the impact of different financing methods, capital structures, amortization techniques and income tax rates between companies in the same industry. While other companies, investors or investment analysts may not utilize the same method of calculating EBITDA (or adjustments thereto), the Company believes its adjusted base EBITDA metric, in particular, results in a better comparison of the Company's underlying operations against its peers and a better indicator of recurring results from operations as compared to other non-IFRS financial measures.

Fund Reorganization Information

Subject to the approval of a reorganization by the shareholders of URNM, a series of the Exchange Traded Concepts Trust, URNM will be reorganized into a newly created series of the Sprott Funds Trust, the Sprott Uranium Miners ETF, which series will be advised by Sprott Asset Management and sub-advised by ALPS Advisors, Inc. A Registration Statement for the Sprott Uranium Miners ETF has been filed with the SEC but is not yet effective. Information contained therein is subject to completion or amendment. Fund securities may not be sold nor may offers to buy be accepted prior to the time the Registration Statement becomes effective. Shareholders of URNM are urged to carefully read the proxy statement/prospectus filed with the SEC in connection with the reorganization in its entirety because it contains important information about the fund reorganization. Shareholders may obtain a free copy of the proxy statement/prospectus at the SEC’s web site at www.sec.gov.

Forward Looking Statements

Certain statements in this press release contain forward-looking information and forward-looking statements (collectively referred to herein as the "Forward-Looking Statements") within the meaning of applicable Canadian and U.S. securities laws. The use of any of the words "expect", "anticipate", "continue", "estimate", "may", "will", "project", "should", "believe", "plans", "intends" and similar expressions are intended to identify Forward-Looking Statements. In particular, but without limiting the forgoing, this press release contains Forward-Looking Statements pertaining to: (i) the potential purchase by Sprott Asset Management LP of the exclusive licensing rights to the index tracked by the North Shore Global Uranium Mining ETF (URNM) (ii) statements about the value of Sprott’s common shares and its business and future prospects; and (iii) the declaration, payment and designation of dividends and confidence that our business will support the dividend level without impacting our ability to fund future growth initiatives.

Although the Company believes that the Forward-Looking Statements are reasonable, they are not guarantees of future results, performance or achievements. A number of factors or assumptions have been used to develop the Forward-Looking Statements, including, without limitation: (i) the impact of increasing competition in each business in which the Company operates will not be material; (ii) quality management will be available; (iii) the effects of regulation and tax laws of governmental agencies will be consistent with the current environment; and (iv) the impact of COVID-19; and (v) those assumptions disclosed under the heading "Critical Accounting Estimates, Judgments and Changes in Accounting Policies" in the Company’s MD&A for the period ended December 31, 2022. Actual results, performance or achievements could vary materially from those expressed or implied by the Forward-Looking Statements should assumptions underlying the Forward-Looking Statements prove incorrect or should one or more risks or other factors materialize, including: (i) difficult market conditions; (ii) poor investment performance; (iii) failure to continue to retain and attract quality staff; (iv) employee errors or misconduct resulting in regulatory sanctions or reputational harm; (v) performance fee fluctuations; (vi) a business segment or another counterparty failing to pay its financial obligation; (vii) failure of the Company to meet its demand for cash or fund obligations as they come due; (viii) changes in the investment management industry; (ix) failure to implement effective information security policies, procedures and capabilities; (x) lack of investment opportunities; (xi) risks related to regulatory compliance; (xii) failure to manage risks appropriately; (xiii) failure to deal appropriately with conflicts of interest; (xiv) competitive pressures; (xv) corporate growth which may be difficult to sustain and may place significant demands on existing administrative, operational and financial resources; (xvi) failure to comply with privacy laws; (xvii) failure to successfully implement succession planning; (xviii) foreign exchange risk relating to the relative value of the U.S. dollar; (xix) litigation risk; (xx) failure to develop effective business resiliency plans; (xxi) failure to obtain or maintain sufficient insurance coverage on favorable economic terms; (xxii) historical financial information being not necessarily indicative of future performance; (xxiii) the market price of common shares of the Company may fluctuate widely and rapidly; (xxiv) risks relating to the Company’s investment products; (xxv) risks relating to the Company's proprietary investments; (xxvi) risks relating to the Company's lending business; (xxvii) risks relating to the Company’s brokerage business; (xxviii) the potential risk that the transaction and the related fund reorganization will not be approved by the shareholders of URNM; (xxix) failure to, in a timely manner, or at all, obtain the other necessary approvals for the transaction and related fund reorganization; (xxx) failure of the parties to otherwise satisfy the conditions to complete the transaction and related fund reorganization; (xxxi) the effect of the announcement of the transaction and related transaction on URNM generally and other customary risks associated with transactions of this nature; (xxxii) those risks described under the heading "Risk Factors" in the Company’s annual information form dated February 24, 2022; and (xxxiii) those risks described under the headings "Managing financial risks " and "Managing non-financial risks" in the Company’s MD&A for the period ended December 31, 2021. In addition, the payment of dividends is not guaranteed and the amount and timing of any dividends payable by the Company will be at the discretion of the Board of Directors of the Company and will be established on the basis of the Company’s earnings, the satisfaction of solvency tests imposed by applicable corporate law for the declaration and payment of dividends, and other relevant factors. The Forward-Looking Statements speak only as of the date hereof, unless otherwise specifically noted, and the Company does not assume any obligation to publicly update any Forward-Looking Statements, whether as a result of new information, future events or otherwise, except as may be expressly required by applicable securities laws.

About Sprott

Sprott is a global leader in precious metal and real asset investments. With offices in Toronto, New York, and London, Sprott is dedicated to providing investors with specialized investment strategies that include Exchange Listed Products, Managed Equities, Lending, and Brokerage. Sprott’s common shares are listed on the New York Stock Exchange under the symbol (NYSE:SII) and on the Toronto Stock Exchange under the symbol (TSX:SII). For more information, please visit www.sprott.com.

Investor contact information:

Glen Williams

Managing Director

Investor and Institutional Client Relations;

Head of Corporate Communications

(416) 943-4394

gwilliams@sprott.com